Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML announces 2010 Second Quarter Results
Sales set for new high amid increasing semiconductor fab spend
VELDHOVEN, the Netherlands, July 14, 2010 — ASML Holding NV (ASML) today announces 2010 second quarter results according to US GAAP as follows:
•	Q2 2010 net sales of EUR 1,069 million versus Q1 2010 net sales of EUR 742 million (Q2 2009 net sales of EUR 277 million).

•	Q2 2010 net income of EUR 239 million, or 22.4 percent of net sales, versus a Q1 2010 net income of EUR 107 million or 14.5 percent of net sales (Q2 2009 net loss of EUR 104 million or 37.6 percent of net sales).

•	Q2 2010 net bookings valued at EUR 1,179 million with 59 systems including 48 new and 11 used systems, leading to a systems backlog valued at EUR 2,401 million as of June 27, 2010.
“Our second quarter sales came in at EUR 1.069 billion, confirming the continued strong demand in the semiconductor industry for our leading edge lithography systems,” said Eric Meurice, President and Chief Executive Officer of ASML. “Our NXT:1950i is now enabling volume production of the most advanced and cost-efficient semiconductor nodes, with close to 20 systems shipped and half a million silicon wafers already exposed. The excellent overlay and imaging performance of our NXTs is further enhanced by our unique suite of Holistic Lithography products which optimize manufacturing tolerances and provide a faster start to chip production. All ASML’s leading edge NXT scanners sold include one or more holistic lithography components. Regarding next generation products, to be used beyond 20 nanometers (nm), we are in the process of final integration test of our Extreme Ultraviolet (EUV) production systems and delivery of six of these EUV systems will happen over the course of the next 12 months,” Meurice added.
Operations Update
In Q2 2010, ASML’s net sales of EUR 1,069 million included 35 new and 8 used systems, totaling net system sales of EUR 923 million, and net service and field options sales of EUR 146 million. Net system sales for Q1 2010 included the shipment of 23 new and 11 used machines, totaling EUR 632 million, and net service and field options sales of EUR 110 million.
The Q2 2010 average selling price for a new system was EUR 25.6 million, compared with the Q1 2010 average selling price for a new system of EUR 25.8 million. The Q2 2010 average selling price for all ASML systems sold was EUR 21.5 million, compared with the Q1 2010 average selling price of EUR 18.6 million.
Q2 2010 net bookings totaled 59 systems valued at EUR 1,179 million, including advanced immersion systems for critical layers as well as KrF systems for less critical layers for capacity additions, with a total average selling price of EUR 20.0 million.
ASML’s systems backlog as of June 27, 2010 was EUR 2,401 million, totaling 101 systems with an average selling price of EUR 23.8 million, reflecting a mix of systems for all chip layers. ASML’s backlog as of March 28, 2010 was valued at EUR 2,170 million, totaling 85 systems with an average selling price of EUR 25.5 million.
In Q2 2010, ASML generated net income of EUR 239 million, or EUR 0.55 per ordinary share as compared with net income in Q1 2010 of EUR 107 million or EUR 0.25 per ordinary share.
The company’s Q2 2010 gross margin was 43.0 percent compared with the Q1 2010 gross margin of 40.3 percent.
Q2 2010 research and development (R&D) costs were EUR 125 million including credits, compared with Q1 2010 R&D costs of EUR 120 million including credits.

Selling, general and administrative (SG&A) costs were EUR 42 million in Q2 2010, compared with SG&A costs of EUR 41 million in Q1 2010.
Net cash from operations was EUR 193 million in Q2 2010. ASML ended Q2 2010 with EUR 1,189 million in cash and cash equivalents, compared with EUR 1,087 million at the end of Q1 2010.
Outlook
“We booked EUR 1,179 million worth of systems in the second quarter of 2010 and we anticipate bookings levels of around EUR 1.3 billion in the third quarter; we now expect full year 2010 sales to grow 10 to 15 percent above our historical peak sales of EUR 3.8 billion,” Eric Meurice said. “This level of sales is expected to continue into 2011, barring a major macro-economic downturn, as it is supported by a number of fundamental growth drivers, including:
•	The more than doubling, between 2009 and 2010, of the average number of immersion layer exposures due to the growing sub-50nm nodes mix, with a continued upward trend into 2011.

•	The memory makers’ upgrades to more advanced nodes with second tier DRAM manufacturers now transferring to 40nm nodes while leading DRAM vendors are preparing for 30nm node manufacturing, and NAND Flash manufacturers migrating to sub-30nm chip production.

•	Foundries’ and Integrated Device Manufacturers’ (IDMs) continued catch-up on under-investments of the past two to three years; this structural addition in current 65nm and new 40nm technology capacity, is necessary to service the richer technology mix and the increased load of IDM-driven demand at foundries, following IDMs’ retirement of obsolete capacity.
In order to support this strong structural demand we will add flexible manufacturing capacity; we will also increase our research and development (R&D) investments in order to strengthen our leadership further,” Meurice said.
ASML expects Q3 2010 net sales of around EUR 1.1 billion, and gross margin in Q3 2010 of about 43 percent. R&D expenditures are expected to be at EUR 137 million including credits and SG&A costs are expected at EUR 50 million due to a higher sales level including workforce recruitment costs.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,600 employees (expressed in full time equivalents), serving chip manufacturers in more than 60 locations in 15 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com
Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 10 29 44 271 and the US +1 718 247 0888 (US participants will have to quote the following confirmation code when dialing into the conference: 9234869). To listen to the conference call, access is also available via www.asml.com
A replay of the Investor and Media Call will be available on www.asml.com
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income/(loss) and equity from US GAAP to IFRS are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans, the accounting of income taxes and the accounting of reversal of inventory write-downs. ASML’s quarterly IFRS consolidated income statement, consolidated statement of cash flows, consolidated statements of financial position and a reconciliations of net income/(loss) and equity from US GAAP to IFRS are available on www.asml.com
Today, July 14, 2010, ASML will also publish its Statutory Interim Report for the six months period ended June 27, 2010. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands, will include consolidated condensed interim financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, an Interim Management Board Report and a Managing Directors’ Statement and will be available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of June 27, 2010, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended June 27, 2010 as presented in this press release are unaudited.
Regulated Information
This press release, the US GAAP consolidated financial statements and the IFRS consolidated financial statements published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.